



Abby Verma, CFA · 2nd

Tech Enthusiast | 3x Entrepreneur | Consultant | Investment Banker

Greater New York City Area · 500+ connections · **Contact info**

EXL

University of Michigan - Stephen M. Ross School o...

Experience



Finance Transformation Senior Consultant
EXL
Nov 2014 – Present · 5 yrs 2 mos
Greater New York City Area

Helped 6 global clients streamline operations through strategic cost assessment and reduction, change and project management, and process improvement projects.

Worked with Fortune 500 companies in the Insurance, Financial Services and Transport & Logistics space.



Partnerships
SkillSoniq
Oct 2017 – Present · 2 yrs 3 mos
Greater New York City Area

SkillSoniq is a marketplace app that connects companies with skilled, local freelancers in the same city. We use Artificial Intelligence to match freelancers with relevant projects in a way that freelancers can fully utilize their 40 hour work week and stay happy. We are heavy proponents of the "Freelance" economy that is estimated to contribute $2.5 Trillion per year to t ...**see more**



Member
SHRM
Sep 2017 – Present · 2 yrs 4 mos
Greater New York City Area

Co-Founder and Director (Exited)
Tutoring "D" Street
Oct 2010 – Oct 2014 · 4 yrs 1 mo

I exited this venture after rapidly building a profitable company with operations across 12+ cities in India.

We identified an area that was underserved in India and penetrated the market throu ...**see more**

Senior Manager, Corporate Finance
YES BANK
May 2013 – Jun 2014 · 1 yr 2 mos

Executed project finance deals in the Infrastructure Sector across Civil Aviation, Heavy Industrials, Cement, Power and Road and Transport verticals

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Education

University of Michigan - Stephen M. Ross School of Business
BBA, Finance and Accounting, Graduated with Distinction (Top 10%)

Indian School of Business
MBA, Finance and Accounting, Graduated with Dean's List Honors (Top 5% and Highest Honors);

ISB is an official partner of the Wharton School of Business (University of Pennsylvania), Kellogg School of Management and MIT Sloan

The London School of Economics and Political Science (LSE)
Masters in Management, Finance and Accounting

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Licenses & Certifications

Bloomberg Equity Level 1,2,3 Certification

CFA
CFA Institute

See credential

Series 63

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